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                        [MICHAEL FOODS, INC. LETTERHEAD]








MICHAEL FOODS COMMENTS ON STRATEGIC REVIEW PROCESS AND STRONG FINANCIALS

MINNEAPOLIS, January 20 -- Michael Foods, Inc. (Nasdaq\NMS:MIKL) today announced that its Board of Directors has concluded the formal strategic alternatives review process begun in August 1999. An extensive review of several strategic alternatives has occurred and there have been a number of preliminary exploratory discussions with third parties regarding possible business combinations. However, the Company noted that none of the transactions investigated satisfied the Board's criteria for enhancing shareholder value. The Company stressed that enhancing shareholder value remains the primary and on-going mission of its Board of Directors and management. The Company also indicated that its Board of Directors may, without further public announcement, resume its formal strategic review process or, from time to time, respond to follow-on opportunities created by its prior activities.

The Company also commented on its strong financial condition, noting that fourth quarter 1999 diluted earnings per share are expected to exceed current analyst expectations. Diluted EPS for the period are projected within a $0.62-$0.64 range, as compared to analysts' estimates of $0.56-$0.58. As a result, 1999 diluted EPS are projected to be $2.10 - $2.12. Diluted EPS for the fourth quarter of 1998 were $0.47 and for the year 1998 were $1.83. Management also noted that cash flow from operations has significantly exceeded expectations in recent months. The performance of the Egg Products Division, particularly its value-added lines, and the Refrigerated Distribution Division exceeded the Company's expectations for the quarter and year. Management cautioned that this is a preliminary assessment, with final results for the fourth quarter and full year 1999 being subject to normal closing procedures and the annual audit. Final 1999 financial results are expected to be reported on, or about, February 17, 2000.

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, specialty dairy products and refrigerated potato products. Principal subsidiaries include Papetti's Hygrade Egg Products, Inc., M. G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Kohler Mix Specialties, Inc. and Northern Star Co.

Certain items in this release are forward-looking statements, which are made in reliance upon the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such forward-looking




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statements are subject to numerous risks and uncertainties, including the possibility that strategic actions or transactions to enhance shareholder value may occur, that finalization of the Company's 1999 audited financial results may vary from current expectations, and the possibility that final 1999 financial results will become available sooner, or later, than presently expected. As a result, the Company's strategic direction and actual financial results could differ materially from the results estimated by, forecasted by, or implied by the Company in such forward-looking statements.

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01-20-00